EXHIBIT 12.01
THE HARTFORD FINANCIAL SERVICES GROUP, INC.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS
TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS [1]

(In millions)	2006	2005	2004	2003	2002

Income (loss) from Operations before Federal Income Taxes and Cumulative Effect of Accounting Changes	$3,602	$2,985	$2,523	$(550)	$1,068

Add:
Fixed Charges
Interest expense	277	252	251	271	265
Interest factor attributable to rentals and other [2]	77	69	64	76	73
Interest credited to contractholders [3]	3,553	5,671	2,481	1,120	1,048

Total fixed charges	3,907	5,992	2,796	1,467	1,386

Total fixed charges excluding interest credited to contractholders	354	321	315	347	338

Earnings, as defined	7,509	8,977	5,319	917	2,454

Earnings, as defined, less interest credited to contractholders	$3,956	$3,306	$2,838	$(203)	$1,406

Ratios

Earnings, as defined, to total fixed charges [4]	1.9	1.5	1.9	NM	1.8
Earnings, as defined, less interest credited to contractholders, to total fixed charges excluding interest credited to contractholders [4] [5]	11.2	10.3	9.0	NM	4.2
Deficiency of earnings, as defined, to fixed charges and preference dividends [6]	$—	$—	$—	$550	$—

[1]	The Company had no dividends on preferred stock for the years 2002 to 2006.

[2]	Interest factor attributable to rental and others includes 1/3 of total rent expense as disclosed in the notes to the financial statements, capitalized interest and amortization of debt issuance cost.

[3]	Interest credited to contractholders includes interest credited on general account assets and interest credited on consumer notes.

[4]	NM: Not meaningful.

[5]	This secondary ratio is disclosed for the convenience of fixed income investors and the rating agencies that serve them and is more comparable to the ratios disclosed by all issuers of fixed income securities.

[6]	Represents additional earnings that would be necessary to result in a one to one ratio of consolidated earnings to fixed charges and preference dividends. This amount includes a before-tax charge of $2.6 billion related to the Company’s 2003 asbestos reserve addition.

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